

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 12, 2005

Mr. Landy L. Fullmer
Chief Financial Officer
APCO Argentina Inc.
One Williams Center
Mail Drop 26-4
Tulsa, OK 74172

> **Re:** **APCO Argentina Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 14, 2005**
> **Response Letter Dated, September 15, 2005**
> **File No. 0- 08933**

Dear Mr. Fullmer:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Unaudited Supplemental Oil and Gas Information, page 38

1.   We note that you have reported a column that totals consolidated and equity interest investment information about oil and gas activities. Please revise your disclosure to remove this columnar total, as it is not contemplated by SFAS 69.

Oil and Gas Reserves

2.   We note your response to the prior engineering comment. Please expand your disclosure to clearly state the portion of your oil and gas reserves that you plan to use to fuel your operations and will not result in the sale to a third party. Additionally, please expand your <u>Standardized Measure of Discounted Future Net Cash Flows</u> disclosure to disclose the amounts reported as future net revenues

<u>Standardized Measure of Discounted Future Net Cash Flows</u>

3.   Please revise your captions so that they are consistent with those defined in SFAS 69.

4.   Please remove your subtotal presented before Argentine taxes, as it is not contemplated by SFAS 69. Refer to Illustration 5 of that statement.

5.   Please expand your disclosure to disclose the amount included in future cash inflows and future production and development costs that are attributable to your reserves that you plan to use to fuel your operations and will not result in the sale to a third party.

6.   In addition, please tell us if you are reflecting fuel gas values in your Consolidated Statements of Income in a manner consistent with your Standardized Measure.

7.   Please confirm that the entire 2002 18.5 billion cubic feet adjustment of previous reserve estimates relates to the recognition of natural gas to be consumed in field operations. It is unclear whether this adjustment is netted with other revisions of previous estimates.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. Landy L, Fullmer
APCO Argentina Inc.
October 12, 2005
page 3

      You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

          Sincerely,

          Jill S. Davis
          Branch Chief